Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

TABLE OF CONTENTS

2017 FIRST QUARTER PERFORMANCE HIGHLIGHTS	2

ABOUT DENISON	2

RESULTS OF CONTINUING OPERATIONS	4

Wheeler River Project	6

Exploration Pipeline Properties	12

DISCONTINUED OPERATIONS	14

OUTLOOK FOR 2017	17

ADDITIONAL INFORMATION	17

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	18

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 2, 2017 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2017. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2016. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and the United States at www.sec.gov/edgar.shtml (“EDGAR”).

MANAGEMENT’S DISCUSSION & ANALYSIS

2017 FIRST QUARTER PERFORMANCE HIGHLIGHTS

◾	Extended high-grade mineralization within the Gryphon D series of lenses at Wheeler River

Drill holes testing for additional mineralization within the D series lenses intersected significant radiometric equivalent grades (“eU3O8”) including 1.9% eU3O8 over 18.7 metres and 3.1% eU3O8 over 3.4 metres in drill hole WR633-D3, and 2.9% eU3O8 over 1.7 metres and 7.5% eU3O8 over 1.2 metres in drill hole WR-689. Drill holes WR-633D3 and WR-689 are located approximately 26 metres down-dip and 17 metres up-dip, respectively, of WR-641, a previous drill hole which intersected 5.3% U3O8 over 11.0 metres. As the D series of mineralized lenses are not included in the current resources estimated for the Gryphon deposit, these results continue to illustrate the potential for a meaningful increase in estimated resources at the Gryphon deposit.

◾	Continued infill drilling, to increase the confidence of current resources estimated for the Gryphon deposit, returned confirmatory high-grade and thick intersections

A total of 22 infill holes, of approximately 40 holes required to upgrade the current Gryphon resource to an indicated level of confidence, have been completed to date – with the balance expected to be completed as part of the Company’s upcoming summer drill program. The radiometric equivalent grade results received from the winter 2017 drill program continued to confirm continuity and high-grades of the Gryphon A, B and C series of mineralized lenses that are included in the current resource estimate for the deposit. Highlight intersections from infill drilling, completed during the first quarter of 2017, include 5.9% eU3O8 over 6.2 metres and 3.9% eU3O8 over 7.1 metres.

◾	Executed Agreement to Increase Ownership of Wheeler River Project Up to 66%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture (“WRJV”) that is expected to result in an increase in Denison’s ownership of the Wheeler River project to up to approximately 66% (currently 60%) by the end of 2018. Under this agreement, Denison will fund 50% of Cameco Corp.’s (Cameco) ordinary 30% share of joint venture expenses in 2017 and 2018.

◾	Closed non-dilutive financing for gross proceeds of CAD$43.5 million, providing financial flexibility to fund future project development activities

In February 2017, Denison closed a financing arrangement for gross proceeds of CAD$43.5 million, which has monetized Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of certain ore from the Cigar Lake mine. Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (“MLJV”) and the McClean Lake mill, but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River to the completion of a bankable feasibility study and ultimately project financing for the Wheeler River project.

◾	Obtained financing for the Company’s 2018 Canadian exploration activities

In March 2017, Denison completed a private placement of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,000,290). The financing included (1) a “Common Share” offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share; (2) a “Tranche A Flow-Through” offering of 8,482,000 flow-through shares at a price of CAD$1.12 per share; and (3) a “Tranche B Flow-Through” offering of 4,065,000 flow-through shares at a price of CAD$1.23 per share. The proceeds from the flow through tranches of the financing will be used to fund Canadian exploration activities through to the end of 2018.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering approximately 357,000 hectares in the Athabasca Basin region, including 337,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at March 31, 2017	As at December 31, 2016

Financial Position:
Cash and cash equivalents	$43,548	$11,838

Working capital	$38,128	$9,853
Property, plant and equipment	$188,776	$187,982
Total assets	$260,146	$217,423
Total long-term liabilities	$64,035	$37,452

(in thousands, except for per share amounts)	2017 Q1	2016 Q4	2016 Q3	2016 Q2

Continuing Operations:
Total revenues	$2,601	$3,351	$3,489	$3,663
Net loss	$(646)	$(916)	$(2,506)	$(3,832)
Basic and diluted loss per share	$-	$-	$-	$(0.01)

Discontinued Operations:
Net income (loss)	$-	$(9,082)	$9,050	$(450)
Basic and diluted income (loss) per share	$-	$(0.01)	$0.01	$-

(in thousands, except for per share amounts)	2016 Q1	2015 Q4	2015 Q3	2015 Q2

Continuing Operations:
Total revenues	$3,330	$3,887	$3,526	$2,929
Net loss	$(4,445)	$(5,274)	$(3,608)	$(3,982)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Discontinued Operations:
Net loss	$(5,162)	$(10,926)	$(17,824)	$(152)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.03)	$-

Significant items causing variations in quarterly results

●	The Company’s toll milling revenues over the last several quarters have fluctuated due to the timing of uranium processing at the McClean Lake mill.
●	Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●	Exploration expenses are generally largest in the first quarter and third quarter due to the timing of the winter and summer exploration programs in Saskatchewan.
●	The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement and is operated by AREVA Resources Canada (“ARC”). The MLJV is a joint venture between ARC with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

On February 13, 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (“CLJV”) from July 1, 2016 onwards.

The APG Arrangement represents a contractual obligation of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such the upfront payment has been accounted for as deferred revenue. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and has reduced the initial deferred revenue balance to $30,201,000 (CAD$39,980,000).

During the first quarter of 2017, the McClean Lake mill processed ore received from the Cigar Lake mine and packaged approximately 4.6 million pounds U3O8 for the CLJV and the Company recorded toll milling revenue of $798,000. The Company’s share of toll milling revenue for January 2017, prior to the closing of the transaction with APG, of $444,000 has been recognized as toll milling revenue in the quarter ending March 31, 2017. Following the closing of the APG Arrangement, the Company recognized $354,000 in additional toll milling revenue from the draw-down of deferred revenue, based on the receipt of CAD$507,000 in toll milling cash receipts, in accordance with its accounting policy. See SIGNIFICANT ACCOUNTING POLICIES below for further details.

In the first quarter of 2016, the mill packaged approximately 4.5 million pounds of U3O8 for the CLJV and the Company’s share of toll milling revenue was $1,204,000.

Denison Environmental Services

Revenue from DES during three months ended March 31, 2017 was $1,496,000, compared to $1,753,000 during the same period in 2016. In the first quarter of 2017, DES experienced a decrease in Canadian dollar revenues due to a decrease in activity at certain care and maintenance sites as well as a reduction in non-recurring consulting revenues, which were partly offset by the favourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with Uranium Participation Corporation (“UPC”)

Revenue from the Company’s management contract with UPC was $307,000 during the three months ended March 31, 2017, compared to $373,000 during the same period in 2016. The decrease in revenues was predominantly due to a reduction in the management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at fair value. The fair value of uranium holdings reduced significantly during the first quarter of 2017 compared to the first quarter of 2016, due to a decline in uranium spot prices.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development expenses.

Operating expenses for the first quarter of 2017 were $1,056,000, compared to $755,000 during the same period in 2016. Operating expenses included depreciation of the McClean Lake mill of $932,000, compared to depreciation of $609,000 during the same period in 2016.

Environmental Services

Operating expenses during the three months ended March 31, 2017 totaled $1,378,000, compared to $1,508,000 during the same period in 2016. The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The decline in operating expenses in the first quarter of 2017, as compared to the same period in the prior year, is predominantly due to the decline in care and maintenance activities at certain locations, offset by an unfavourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

Denison’s share of exploration and evaluation expenditures, during the first quarter of 2017, was $4,210,000, compared to $4,603,000 during the same period in 2016. During the first quarter of 2017, the Company experienced a decrease in exploration and evaluation expenditures due to an overall reduction, when compared to the prior year, in winter exploration activities at properties other than Wheeler River. With the Company’s focus on advancing Wheeler River towards a development decision, a similar level of exploration and evaluation activity was maintained for the Wheeler River project in 2017. Given the sustained low uranium price environment, expenditures at other exploration projects have, in general, been reduced in 2017.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). The following table summarizes the 2017 winter exploration activities, which were completed in mid-April 2017. All exploration and evaluation expenditure information in this MD&A covers the quarter ended March 31, 2017.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	60%(1)	14,732 (26 holes)	PFS activities
Murphy Lake	78.96%(2)	3,433 (9 holes)	-
Waterbury Lake	63.01%(3)	4,803 (9 holes)	-
Crawford Lake	100%	519 (1 hole)	Geophysical surveys
Hook-Carter	80%(4)	-	Geophysical surveys
Moon Lake South	Nil(5)	-	Geophysical surveys
South Dufferin	100%	-	Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Wolly	22.76%(6)	5,029 (17 holes)	-
Total		28,516 (62 holes)

(1)

Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018 by funding 75% of the project expenditures in 2017 and 2018. See below for further details.

(2)

The Company’s ownership as at December 31, 2016. The partner, Eros Resources Corp. has elected not to fund the 2017 program and will dilute their respective ownership interest. As a result, Denison’s interest will increase.

(3)

The Company’s ownership as at December 31, 2016. The partner, Korea Waterbury Uranium Limited Partnership (“KWULP”), has elected not to fund the 2017 program and will dilute their respective ownership interest. As a result, Denison’s interest will increase.

(4)	The Company acquired an 80% ownership in the project in November 2016 from ALX Uranium Corp. (“ALX”) and has agreed to fund ALX’s share of the first CAD$12.0 million in expenditures on the project.
(5)

The Company’s ownership as at December 31, 2016. The property is currently owned by CanAlaska Uranium Ltd. and Denison is in the process of earning into an initial 51% interest by spending CAD$200,000 by December 31, 2017. The Company can increase its interest to 75% by spending an additional CAD$500,000 by December 31, 2020.

(6)	The Company’s ownership as at December 31, 2016. The Company has elected not to fund its share of joint venture expenditures in 2017 and will dilute its interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of March 31, 2017, is illustrated in the graphic below. Denison’s high priority exploration properties are outlined in bold. The Company’s Athabasca land package decreased during the first quarter from 371,744 hectares (252 claims) to 356,597 hectares (248 claims) due to the relinquishment of claims where no further work was warranted.

Denison Mines
Denison Mines' Athabasca Properties
March 31, 2017
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Saskatoon
Regina
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Hook-Carter
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Packrat
Candle
Darby
Park Creek
West Bear
Hook-Carter
Epp Lake
Marten
Stevenson River
Arrow
Triple R
McArthur River
Mann Lake
Lynx
Wolverine
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Centennial
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Moore Lake
Key Lake
50 km

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern portion of the Athabasca Basin in northern Saskatchewan – a well-established uranium mining district with infrastructure including the provincial power grid, all-weather provincial highways and haul roads, air transportation infrastructure and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex runs along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU (Canada) Exploration Limited (“JCU”) to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison’s interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU will continue to fund its 10% interest in the project.

MANAGEMENT’S DISCUSSION & ANALYSIS

Further details regarding the Wheeler River Project are provided in the Company’s NI 43-101 technical report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada”, (the “PEA”) with an effective date of March 31, 2016. A copy of the PEA is available on the Company’s website and on both SEDAR and EDGAR. The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During the first quarter of 2017, Denison’s share of evaluation costs at Wheeler River amounted to $287,000 (2016 - $91,000), which related to Pre-feasibility study (“PFS”) and environmental activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

PFS Activities

In 2016, Denison announced the initiation of a PFS for the Wheeler River project, including commencing a drilling program to increase the level of confidence of the previously released inferred resource estimate for the Gryphon deposit to an indicated level. Refer to the Exploration Programs section below for results of the infill and delineation drill holes completed during the winter 2017 program.

Engineering Activities

As part of the PFS activities, during 2016, the Company commenced engineering data collection programs at Wheeler River, including geotechnical and hydrogeological field studies. Geotechnical and hydrogeological data collection programs were initiated to assess ground and water conditions in the mineralized zones as well as the surrounding host rock. The geotechnical information will be used to guide the location of underground development and the design of ground support systems for both the shafts and the mine. This information is also expected to be used in the production planning process, including the determination of optimum stope sizes and mine production sequencing. The hydrogeological information will be used to: evaluate routine and potential non-routine water inflows to an underground operation; develop design criteria for ground freezing applications, mine dewatering and water treatment plant systems; and understand potential interactions of the project with the environment. During the first quarter of 2017, the following geotechnical and hydrogeological work was performed:

●

Twinned 4 historic holes at the Phoenix deposit, drilling a total of 524 meters of new core, conducting geotechnical tests, and selecting core samples for laboratory and engineering analysis including 145kg of mineralized Phoenix core;

●	14,732 metres of geotechnical logging from exploration drilling at Gryphon; and
●

Conducted 46 hydrogeological tests at both Gryphon and Phoenix to better understand groundwater movement and flow paths, including tests in the sandstone, at the unconformity and in basement zones across geological structures.

In addition to the engineering fieldwork described above, the Company was also engaged in engineering investigations into alternate mining methods at Phoenix, and options for shaft and vent raise excavation at both Gryphon and Phoenix.

Environmental Activities

During the first quarter of 2017, the Company continued the collection of environmental baseline data to help characterize the existing environment in the project area. This data will form the foundation of the Environmental Assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs included:

●

Aquatic environment: Lakes and streams near the project area are in the process of being characterized with key aspects including: water quality, water flow and water levels, lake sediment quality, benthic invertebrate communities, and fish communities;

●	Terrestrial environment: Data regarding wildlife, vegetation and soils surrounding the project area is being captured and characterized;
●

Waste rock geochemistry: Targeted core samples are being analyzed to determine potential acid and metal leaching potential from waste rock, which will be used in design of potential waste rock storage facilities; and

●	Atmospheric environment: Collection of air quality measurements was initiated to gather information on pre-development atmospheric conditions.

In addition to the environmental baseline programs, the company also continued with the community consultation and engagement process.

Exploration Activities

Denison’s share of exploration costs at Wheeler River amounted to $1,933,000 during the quarter ended March 31, 2017, compared to $1,731,000 during the same period in 2016. The winter 2017 drilling program was focused on two objectives: continued infill and delineation drilling on the Gryphon deposit, in order to upgrade the inferred resources to an indicated level of confidence, and exploration drilling outside of the current resources estimated for the Gryphon deposit, with the aim of discovering additional resources. The winter 2017 drilling program was completed in early April 2017, with a total of 14,732 metres drilled in 26 holes, and the results are summarized below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Drilling Outside of the Gryphon Resource

Nine holes totalling 6,330 metres were completed outside of the mineralized zones making up the current resources estimated for the Gryphon deposit, including four holes targeting the horizon of the Gryphon D series lenses, and five holes down-dip of the A and B series lens mineralization included in the resource estimate. The four holes completed within the D series lenses were designed to test the continuity of mineralization between the previous exploration holes drilled on D lens horizon, which were completed on an approximate 50 x 50 metre spacing. The D series lenses are not included in the current resource estimate for the Gryphon deposit and occur footwall, and within 200 metres to the north and northwest, of the A, B and C series lenses. The four holes were centred around previous drill hole WR-641, which intersected 5.3% U3O8 over 11.0 metres, including 12.6% U3O8 over 4.5 metres (see Denison’s press release dated May 26, 2016). Drill holes WR-633D3 and WR-689, located approximately 26 metres down-dip and 17 metres up-dip of WR-641 respectively, returned multiple intersections of high-grade mineralization within the D series lenses, including 1.9% eU3O8 over 18.7 metres and 3.1% eU3O8 over 3.4 metres in drill hole WR633-D3. Drill holes WR-689D1 and WR-690, located approximately 35 metres up plunge (to the southwest) and 26 metres down plunge (to the northeast) of WR-641 respectively, returned multiple D series lens intersections of 0.1% to 1.0% eU3O8 over intervals of 1.0 to 1.4 metres. Drill hole WR-689D1 included a high-grade intercept of 1.6% eU3O8 over 1.0 metre.

Additionally, new mineralization within the A, B and C series planes has been discovered while testing the D series of lenses. This includes a B series lens intersection of 2.7% eU3O8 over 1.9 metres in drill hole WR-689, located approximately 125 metres southwest along strike of WR-507D2, which included an intersection of 19.31% U3O8 over 1.0 metre (see Denison’s press release dated November 17, 2016). Preliminary results of the winter exploration program were reported in Denison’s press releases dated March 29, 2017 and April 20, 2017. Highlight radiometric equivalent grade results for winter 2017 drill holes testing the D series lenses are summarized as follows:

HIGHLIGHTS OF DOWNHOLE RADIOMETRIC RESULTS FOR DRILL HOLE TESTING FOR EXPANSION OF THE D SERIES LENSES
Hole Number	From (m)	To (m)	Length[6] (m)	eU3O8 (%)[1,2,5]	Lens Designation
WR-633D3(3)	753.2	771.9	18.7	1.9	D Series
including	753.3	756.4	3.1	0.75	D Series
including	758.6	771.8	13.2	2.5	D Series
and	774.3	777.7	3.4	3.1	D Series
WR-689	564.9	566.8	1.9	2.7	B Series
including(4)	565.6	566.6	1.0	5.1	B Series
and	711.1	712.8	1.7	2.9	D Series
including(4)	711.3	712.6	1.3	3.7	D Series
and	718.4	719.6	1.2	7.5	D Series
including(4)	718.5	719.5	1.0	9.0	D Series

1.

eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.

2.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.	Intersection interval is composited above a cut-off grade of 0.05% eU3O8.
4.	Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
5.	Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
6.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

The five holes completed down-dip of the A and B series lenses (drill holes WR-681A, WR-682, WR684A, WR-685 and WR-686) were drilled approximately 50 metres down-dip of the A and B series lenses to test the depth extents of the mineralization along the southeastern edge of the Gryphon deposit. Despite intersection of favorable structure and some alteration, none of the holes intersected significant mineralization.

Infill and Delineation Drilling of the Gryphon Resource

The infill and delineation drilling program is designed to upgrade the current inferred resources of the Gryphon deposit to an indicated level of confidence, by increasing the previous 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing. The program commenced in 2016, with the completion of an initial five drill holes. A further 17 drill holes, totaling 8,402 metres, have been completed as part of the winter 2017 program, with a further 18 drill holes planned to be completed during the summer 2017 program.

MANAGEMENT’S DISCUSSION & ANALYSIS

Highlight radiometric equivalent grade results for the infill and delineation drill holes completed as part of the winter 2017 program are provided below (holes listed from southwest to northeast across the deposit). The results are largely consistent with the inferred grade model and confirm continuity and high-grades of the Gryphon deposit A, B and C mineralized lenses. A plan map of the northeast plunging Gryphon mineralized lenses, projected up to the simplified basement geology at the sub-Athabasca unconformity, is provided below. The plan map shows the location of the A, B, C and D series lenses interpreted to the end of 2016 with the winter 2017 mineralized pierce points shown as yellow stars. Further details of the winter 2017 result are provided in Denison’s press releases dated March 29, 2017 and April 20, 2017.

HIGHLIGHTS OF DOWNHOLE RADIOMETRIC RESULTS FOR GRYPHON DEPOSIT INFILL AND DELINEATION DRILL HOLES
Hole Number	From (m)	To (m)	Length[5] (m)	eU3O8 (%)[1,2,4]	Lens Designation
WR-687D2	652.8	661.9	9.1	2.5	A Series
including(3)	653.9	654.9	1.0	5.8	A Series
including(3)	656.4	657.7	1.3	1.6	A Series
including(3)	659.4	661.6	2.2	6	A Series
WR-688D3	762.4	767.7	5.3	2.7	A Series
including(3)	764.4	765.7	1.3	9.4	A Series
WR-567D1	700.0	707.1	7.1	3.9	A Series
including(3)	701.1	705.5	4.4	6.1	A Series
and	723.1	727.1	4.0	3.8	B Series
including(3)	723.4	726.8	3.4	4.4	B Series
WR-567D2	698.4	704.6	6.2	5.9	A Series
including(3)	700.2	704.3	4.1	8.7	A Series
WR-582D2	746.2	752.0	5.8	4.1	A Series
including(3)	748.8	751.6	2.8	8.1	A Series
WR-684	830.5	835.1	4.6	2.5	B Series
including(3)	831.0	832.2	1.2	8.3	B Series

1.

eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.

2.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.	Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.	Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

                                         Plan Map, Gryphon Deposit

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the 2017 winter season, eight other exploration programs on Denison properties (outside of Wheeler River) were carried out, with seven operated by Denison. These included four drilling programs (three operated by Denison) as well as geophysical surveys. While spending on these exploration pipeline projects has generally been reduced, exploration activities continue to deliver encouraging results generally warranting follow-up.

Waterbury Lake Project

Denison’s 63.01% owned Waterbury Lake project, which includes the J-Zone uranium deposit, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest and Midwest A deposits. The project partner, KWULP, which holds a 36.99% interest, has elected not to fund the 2017 program and will dilute their ownership interest. Total exploration costs incurred in the three months ended March 31, 2017 were $648,000, compared to $320,000 during the same period in 2016. Denison’s share of the exploration costs during the first quarter of 2017 was $408,000, compared to $197,000 during the first quarter of 2016.

The objective of the winter drill program was to continue testing high priority ‘resistivity low’ targets in the Hamilton Lake area on the southwest portion of the property. The Hamilton Lake area is a relatively large and under-explored area on the western flank of the Midwest Dome, which shows prospective airborne magnetic and electromagnetic trends, but has not been subject to adequate ground geophysical surveying and follow-up drill testing. Limited historical drilling at Hamilton Lake intersected graphitic metasediments, structure, alteration, and elevated sandstone geochemistry. A recent DCIP resistivity survey completed by Denison over the southern portion of the Hamilton Lake area showed a significant north-south, linear, low resistivity trend with some associated low resistivity ‘breaches’ in the sandstone that could be indicative of alteration chimneys associated with uranium mineralization. An initial drill program completed during 2016, which included a fence of two drill holes, identified features associated with unconformity-related uranium deposits, including highly altered and structured sandstone and graphitic basement rocks, an unconformity offset, and anomalous geochemistry, including 8.3 ppm uranium over the basal 25 metres of sandstone and 0.5 metre intervals of 389 ppm and 299 ppm uranium immediately above the unconformity. These results confirmed the trend, termed the ‘Hamilton Lake trend’, as a high priority target with an interpreted minimum strike length of 4.5 kilometres to the south and 9 kilometres to the north of the two holes completed in 2016.

Nine drill holes totaling 4,803 metres were completed during the 2017 winter exploration program on the Waterbury Lake project. Seven of these holes were drilled along strike, to the north and south, of the 2016 drilling results to test targets at the unconformity along the Hamilton Lake trend. A total of 1.8 kilometres of strike length was evaluated at a reconnaissance scale with holes, drilled as single holes or fences, spaced at 300 or 600 metres along strike. The results confirmed strike continuity of a significant graphitic fault zone in the basement rocks, with associated structured and altered overlying sandstone. Drill hole WAT17-438, which optimally intersected the basement graphitic fault zone at the unconformity, intersected 0.09% eU3O8 over 0.6 metres at the unconformity, with an associated alteration plume. Two additional holes were drilled to test ‘resistivity low’ trends to the east of the Hamilton Lake trend. The holes did not intersect favorable geological features associated with unconformity-related uranium, thereby confirming the Hamilton Lake trend as the principle target horizon. Further drilling is warranted along the extensive Hamilton Lake trend to test the basement graphitic fault zone at the unconformity and related high priority ‘resistivity low’ targets. Geochemical and spectral clay samples have been submitted for analysis and results are expected during the second quarter of 2017. The results will assist in determining where to focus future efforts along the Hamilton Lake trend.

Murphy Lake Project

Murphy Lake is located approximately 30 kilometres northwest from Denison’s 22.5% owned McClean Lake mill and is contiguous with the northern boundary of the Company’s Waterbury Lake property. Murphy Lake is a joint venture between Denison (78.96% interest and operator) and Eros Resources Inc. (“Eros”) (21.04% interest). The 2017 winter program at Murphy Lake was fully funded by Denison as a result of Eros’ decision to dilute its interest. Total exploration costs amounted to $482,000 during the first quarter of 2017, compared to $777,000 during the same period in 2016.

The Murphy Lake project is host to the Dalton Lake trend, where Denison identified uranium mineralization at the unconformity during 2015, including 0.25% U3O8 over 6.0 metres in drill hole MP-15-03. A follow-up drilling program in 2016 extended the strike length of mineralization and strong sandstone alteration to 850 metres. During the winter 2017, Denison completed a nine hole drill program, totaling 3,433 metres, with a primary focus on testing the Dalton Lake trend both to the east and west along strike where alteration remained open and untested targets were evident in the ground geophysical and geochemical datasets. Additional drilling was completed to evaluate other high priority targets associated with parallel trends in the area. The winter 2017 drilling program successfully extended the known alteration system over a continuous strike length of 1.8 kilometres, though no significant radioactivity or uranium mineralization was encountered.

MANAGEMENT’S DISCUSSION & ANALYSIS

Crawford Lake Project

At the 100% owned Crawford Lake Project, one 519 metre drill hole (CR-17-29) was completed during winter 2017 to utilize ice formation to test a target occurring below a lake. The single hole was completed on the CR-3 conductive trend targeting a ‘structural bend’ interpreted from ground geophysical data. The hole was located between drill holes CR-15-24 and CR-16-26, located 300 metres along strike to the southwest and northeast respectively. Both of these previous holes intersected strongly altered and structurally disrupted basement. Drill hole CR-17-29 intersected weakly elevated total gamma radioactivity (280 counts per second) at the unconformity and a graphitic unit with faults at 43 metres and 52 metres below the unconformity. The alteration surrounding the basement faults was not as substantial as the alteration in CR-15-24 and CR-16-26, however the optimal unconformity target remains untested on this portion of the CR-3 trend. Further drilling is planned at Crawford Lake and the adjacent Moon Lake South property for land-based targets during summer 2017.

Wolly Project

The Wolly project is a joint venture between ARC (63.62%, and operator), Denison (22.76%) and JCU (13.62%). Denison has elected not to fund its share of joint venture expenditures in 2017 and will dilute its interest. The winter 2017 drill program comprised 5,029 metres in 17 holes. Drilling was conducted in the Pat Lake area (13 drill holes, 3,733 metres) and Vulture area (4 drill holes, 1,296 metres) to test ground electromagnetic conductor targets from surveys conducted during 2016. Weak uranium mineralization was intersected in the basement in two holes completed as a fence on the Pat Lake area. The mineralization was localized to fractures or veins within graphite-bearing pelitic metasediments and included equivalent uranium (“eU”) downhole radiometric probe results of 0.17% eU over 0.5 metres and 0.165% eU over 0.5 metres.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $2,331,000 during the three months ended March 31, 2017, compared to $1,040,000 during the same period in 2016. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the first quarter of 2017 was predominantly the result of $1,049,000 in non-recurring project costs associated with the APG Transaction, combined with the impact of the unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

FOREIGN EXCHANGE INCOME AND EXPENSE

During the three months ended March 31, 2017, a foreign exchange loss of $85,000 was recognized, compared to a foreign exchange loss of $1,987,000 in the same period in 2016. The foreign exchange loss during the quarter was primarily due to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany advances and debt. The decrease from the same period in the prior year is predominantly due to the decline in the balance of outstanding intercompany advances and debt that are denominated in a foreign currency as a result of a restructuring of the Company’s international intercompany loan balances.

OTHER INCOME AND EXPENSES

During the three months ended March 31, 2017, the Company recognized gains of $3,508,000 in other income, compared to losses of $158,000 in the same period in 2016. The gains in the current period were predominantly due to gains in investments carried at fair value of $2,938,000. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. The gain recorded in the first quarter of 2017 was mainly driven by a favourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (“GoviEx”) and common shares of Skyharbour Resources Ltd. The Company recorded losses on investments carried at fair value of $111,000 during the first quarter of 2016, which was due to unfavourable mark-to-market adjustments in several equity investments, one of which was disposed of during the fourth quarter of 2016.

During the first quarter of 2017, the Company also recorded a gain of $679,000 related to the extinguishment of the off-market toll milling contract liability related to the CLJV toll milling arrangement, which was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation). This liability has been extinguished as a result of the Company entering in the APG Transaction, whereby all revenues under the contract have been monetized.

MANAGEMENT’S DISCUSSION & ANALYSIS

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx and Denison completed a transaction to combine their respective African uranium mineral interests under the direct ownership of GoviEx. Pursuant to the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests (collectively “DML Africa”), in exchange for 56,050,450 common shares (“Consideration Shares”) and 22,420,180 common share purchase warrants (“Consideration Warrants”) of GoviEx.

Each Consideration Warrant is convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. The Consideration Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to $0.18 per share and the term of the Consideration Warrants will be reduced by six months.

As part of the transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement ( the “GoviEx Concurrent Financing”), in which Denison provided the lead order for the private placement of $500,000 for 9,093,571 common shares (“Concurrent Shares”) and 9,093,571 common share purchase warrants (“Concurrent Warrants”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years, at a price of $0.12 per share until June 10, 2018 and thereafter at a price of $0.14 per share. The Concurrent Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.20 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Concurrent Warrants with written notice that holders have 60 days to exercise the Concurrent Warrants on the original terms, failing which the Concurrent Warrants will expire unexercised.

At March 31, 2017, Denison holds 65,144,021 common shares of GoviEx or approximately 20.68% of GoviEx’s issued and outstanding common shares and 31,513,751 common share purchase warrants. GoviEx is a publicly traded company and is listed on the TSX Venture Exchange under the symbol “GXU”.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s nominee director, Mr. David Cates, President and Chief Executive Officer of Denison, has been appointed to the GoviEx board of directors.

Operating expenses in Africa during the three months ended March 31, 2016 totaled $56,000, exploration expenses were $47,000 and general and administrative expenses totaled $157,000.

During the first quarter of 2016, foreign exchange losses of $4,992,000 were recognized. The losses were due primarily to fluctuations in foreign exchange rates impacting the revaluation of US dollar intercompany advances and debt for the Company’s African related operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $43,548,000 at March 31, 2017 compared with $11,838,000 at December 31, 2016.

The increase in cash and cash equivalents of $31,710,000 was due to net cash provided by operations of $25,048,000, net cash provided by financing activities of $13,847,000, offset by net cash used in investing activities of $7,442,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash provided by operating activities of $25,048,000 during the first quarter of 2017 was predominantly due to the APG Transaction, whereby Denison monetized its rights to receive the proceeds from the toll milling of specified Cigar Lake ore at the McClean Lake mill, for all periods after July 1, 2016, for proceeds of CAD$43,500,000. Toll milling revenue received between July 1, 2016 and January 31, 2017 amounted to CAD$3,520,000, and was subsequently paid to APG under the terms of the APG Transaction. The Company recorded the receipt of funds from APG as a prepayment of future toll milling revenue, which has been accounted for as deferred revenue. The cash movements associated with the deferred revenue have been classified as an operating activity, as the presale of the toll milling revenue relates to the principal revenue-generating activities of the Company. This cash inflow was offset by the net loss for the period adjusted for non-cash items and changes in working capital items. Net cash used in investing activities of $7,442,000 consists primarily of an increase in restricted cash of $7,384,000, largely due to the terms of the Revolving Term Credit facility with the Bank of Nova Scotia (“BNS”) which was extended and amended on January 31, 2017, such that the Company is now required to maintain CAD$9,000,000 pledged restricted cash on deposit at BNS. Prior to this, the Company was required to maintain a minimum cash balance at BNS of CAD$5,000,000. Refer to REVOLVING TERM CREDIT FACILITY for more details.

Net cash provided by financing activities of $13,847,000 largely reflects the net proceeds received from the Company’s March 2017 private placement issuance of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering was comprised of the following three elements: (1) a “Common Share” offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a “Tranche A Flow-Through” offering of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds for the Tranche A and Tranche B flow through share offerings will be used to fund the Company’s Canadian exploration programs through to the end of 2018. As at March 31, 2017, $nil has been spent of the required balance.

As at March 31, 2017, the Company has spent CAD$4,993,000 on eligible Canadian exploration expenses under the CAD$12.4 million flow-through share financing completed in May 2016. The remaining balance of CAD$7,411,000 is expected to be spent by December 31, 2017.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at March 31, 2017, the Company’s cash and cash equivalents amounts to approximately CAD$57.9 million.

Refer to 2017 OUTLOOK for details of the Company’s working capital requirements for the next twelve months.

Revolving Term Credit Facility

On January 31, 2017, the Company entered into an agreement with BNS to amend the terms of a revolving term credit letters of credit facility with BNS (the “2017 Credit Facility”) and extend the maturity date to January 31, 2018. Under the 2017 Credit Facility, the Company has access to letters of credit of up to CAD$24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations.

Amongst the amendments included in the 2017 Credit Facility, a restrictive covenant to maintain CAD$5,000,000 on deposit with BNS, has been replaced with a pledge of CAD$9,000,000 in restricted cash in the form of GICs to be held with BNS as collateral against the credit facility. The 2017 Credit Facility is subject to letter of credit fees of 0.4% on the first CAD$9,000,000 (collateralized by the restricted cash), and 2.4% on the remaining CAD$15,000,000 of letters of credit issued under the facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The current management services agreement was entered into effective April 1, 2016 and has a term of three years. Under the agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended
(in thousands)	March 31, 2017	March 31, 2016

Management Fee Revenue
Base and variable fees	$295	$373
Commission fees	12	-
	$307	$373

At March 31, 2017, accounts receivable includes $289,000 (December 31, 2016: $160,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at March 31, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.43%. KEPCO, through KHNP, is also the majority member of KWULP.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●

During the three months ended March 31, 2017, the Company incurred investor relations, administrative service fees and other expenses of $13,000 (three months ended March 31, 2016: $18,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2017, an amount of $nil (December 31, 2016: $nil) was due to this company.

●

During the three months ended March 31, 2017, the Company incurred office and other expenses of $28,000 with Lundin S.A (March 31, 2016: $nil), a company that provides office and administration services to the executive chairman, other directors and management of Denison. At March 31, 2017, an amount of $nil (December 31, 2016: $6,000) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
(in thousands)	March 31, 2017	March 31, 2016

Salaries and short-term employee benefits	$(364)	$(277)
Share-based compensation	(130)	(53)
	$(494)	$(330)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

At May 2, 2017, there were 559,084,402 common shares issued and outstanding, stock options outstanding for 12,466,489 Denison common shares, and 1,673,077 share purchase warrants outstanding for a total of 573,223,968 common shares on a fully diluted basis.

OUTLOOK FOR 2017

Refer to the Company’s annual MD&A for the year ended December 31, 2016 for a detailed discussion of the previously disclosed 2017 budget. During the current quarter, the Company has increased its 2017 outlook for corporate administration and other expense by $770,000, primarily as a result of the non-recurring project costs incurred in the first quarter related to the APG Transaction. The remainder of the 2017 outlook remains unchanged from the previously disclosed 2017 budget.

(in thousands)	2017 BUDGET	CURRENT 2017 OUTLOOK	Actual to March 31, 2017(3)
Canada (1)

Development & Operations	(2,390)	(2,390)	(323)

Mineral Property Exploration & Evaluation	(10,890)	(10,890)	(4,476)
	(13,280)	(13,280)	(4,799)

Other (1)

UPC Management Services	930	930	277

DES Environmental Services	1,320	1,320	181

Corporate Administration & Other	(4,030)	(4,800)	(1,918)
	(1,780)	(2,550)	(1,460)
Total(2)	$(15,060)	$(15,830)	$(6,259)

(1)	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.33.
(2)	Only material operations shown.
(3)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude $145,000 net impact of non-cash items.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2016. The Company uses the following accounting policy in accounting for deferred revenue from toll milling:

Deferred Revenue – Toll Milling

Deferred revenue associated with toll milling services consists of an upfront cash payment received by the Company in exchange for the monetization of its rights to proceeds from future toll milling activities under the applicable toll milling agreement. The Company recognizes revenue on a pro-rata basis, based on the actual cash receipts from toll milling received in the period as a percentage of the total undiscounted cash receipts expected to be received under the applicable toll milling agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2016:

Deferred Revenue – Toll Milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively “APG”). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 12 of the unaudited interim consolidated financial statements) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the “APG Arrangement”). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (ie: debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited Recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U308 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No Warranty of the Future Rate of Production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

QUALIFIED PERSON

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 23, 2017 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison’s mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the annual MD&A for the year ended December 31, 2016 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.